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                     [LOGO OF NCS HEALTHCARE, INC.]

                                                                 Exhibit 99.36

                                                              December 23, 2002

Dear NCS HealthCare Stockholder:

    I am pleased to tell you that, on December 17, 2002, NCS HealthCare reached the culmination of a long and difficult three-year journey. That journey started at the brink of bankruptcy, continued through an exhaustive search of strategic and restructuring alternatives, nearly to the completion of a merger and, ultimately, led us to secure a transaction that will deliver value to our stockholders exceeding our greatest expectations and satisfying all of our outstanding indebtedness in full. On December 17th, NCS entered into a merger agreement with Omnicare, Inc. providing for the purchase of all outstanding shares of NCS Class A and Class B common stock (the 'Shares') at a price of $5.50 per Share in cash pursuant to Omnicare's amended tender offer. Following the tender offer, any remaining Shares will be cashed out in a second-step merger at the same $5.50 per Share cash price. Omnicare will also redeem all of our outstanding notes at full face value plus accrued and unpaid interest and redemption premium and repay our bank debt in full.

    The Omnicare transaction became possible as a result of the termination of our July 28, 2002 merger agreement with Genesis Health Ventures, Inc. After months of litigation and an unsolicited tender offer by Omnicare, Genesis terminated that merger agreement on December 16, 2002, enabling us to enter into the Omnicare transaction. If the Genesis merger had been completed, our stockholders would have received Genesis common stock valued at that time at approximately $1.60 for each of their Shares.

    In approving the merger agreement with Omnicare, your Board carefully considered the terms and conditions of the Omnicare merger agreement. The NCS Board unanimously determined in good faith, based in part on the opinion of NCS' financial advisor, Candlewood Partners, LLC, and after considering all terms and conditions of the proposed Omnicare transaction, that the Omnicare merger agreement and the transactions contemplated thereby, including the amended tender offer and the second-step merger that will follow, are advisable, fair to and in the best interests of NCS and the parties to whom your board of directors owes fiduciary duties.

    BASED ON ALL OF THE FACTORS CONSIDERED BY THE NCS BOARD, WE UNANIMOUSLY RECOMMEND THAT NCS STOCKHOLDERS ACCEPT THE OMNICARE TENDER OFFER AND TENDER THEIR SHARES TO OMNICARE.

    We have enclosed a Solicitation/Recommendation Statement on Schedule 14D-9 containing the NCS Board's recommendation and explaining the reasons behind it, as well as the background of the transaction and other important information. Also enclosed is Omnicare's Supplement to the Offer to Purchase, a revised (yellow) Letter of Transmittal for use in tendering your Shares and other related documents. The tender offer is conditioned on the tender of Shares representing at least a majority of NCS' outstanding voting power, as well as other conditions described in the tender offer materials enclosed with this letter.

    All of the Company's directors and executive officers, owning an aggregate of 1,173,738 Class A shares and 4,810,806 Class B shares, have informed the Company that they intend to tender their Shares into the amended tender offer.

    Please give all of the tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,

                                          /s/ JON H. OUTCALT
                                              JON H. OUTCALT
                                              Chairman